U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                             SEC File Number: 0-9833

[ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q [ ] Form N-SAR

                  For Period Ended:   February 28, 1999

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

       For the Transition Period Ended:  _______________________
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             Read Attached Instruction Sheet Before Preparing Form.
                              Please Print or Type

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - Registrant Information

         Full Name of Registrant:       UNIHOLDING CORPORATION
         Former Name if Applicable:

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         Address of Principal Executive Office (Street and Number):
         96 Spring Street

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         City, State and Zip Code:
         New York, NY  10012

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - Narrative

         State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR or transition report could not be filed within the prescribed time period.

         As a result of delays in obtaining the accounts of certain foreign subsidiaries, the Registrant has been delayed in preparing its accounts and has been unable, without unreasonable effort or expense, to complete the filing of the Form 10-Q for the period ended February 28, 1999 (which the Registrant expects to complete and file within the next day).

PART IV - Other Information


(1)      Name and telephone number of person to contact in regard to this
         notification:  Eugene M. Cronin, Esq.        (212) 925-2800
                              (Name)              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed?  If the answer is no, identify report(s).   [x] Yes [  ] No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The results of operations in the corresponding period for the last fiscal year included the results of certain events of a non-recurring nature, principally the disposal of the former UK subsidiary. The anticipated results for the three month period ended February 28, 1999 are net income of $126,000 and for the nine month period approximately $1 million.

                             UNIHOLDING CORPORATION
                  (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 14, 1999              By:/S/ BRUNO ADAM
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                                 Bruno Adam, CFO


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).